KinectAir, Inc.

Financial Statements

December 31, 2019

Mortenson Accounting

1160 Oakdale Place
Boulder, CO 80304
908.578.4652
mortensonaccounting.com

# Table of Contents

Mortenson ACCOUNTING

Douglas Mortenson, CPA
doug@mortensonaccounting.com
908-578-4652

# Independent Accountant's Review Report

To the Shareholders of KinectAir, Inc.
Vancouver, WA

I have reviewed the accompanying Financial Statements of KinectAir, Inc. ("KinectAir"), which comprise the Balance Sheet as of December 31, 2019, and the related Income Statement, Statement of Stockholders' Deficit, and Statement of Cash Flows for the year then ended, and the related notes to the financial statements comprising a summary of significant accounting policies and other explanatory information. A review includes primarily applying analytical procedures to Management's financial data and making inquiries of company Management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal controls relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

## Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

## Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Douglas Mortenson, CPA**
Mortenson Accounting PLLC
Boulder, CO
April 28, 2020

**KinectAir, Inc.**
**BALANCE SHEET**
**As of December 31, 2019**

| ASSETS | 2019 |
|---|---|
| **Current Assets** | |
| Cash and Cash Equivalents | $ 980 |
| Security Deposits | 1,400 |
| **Total Current Assets** | **2,380** |
| | |
| **Non-Current Assets** | |
| Non-Current Assets | - |
| **Total Non-Current Assets** | **-** |
| | |
| **TOTAL ASSETS** | **2,380** |

| LIABILITIES & SHAREHOLDERS' EQUITY | |
|---|---|
| **Current Liabilities** | |
| Accounts Payable | 13,868 |
| Interest Payable | 89 |
| **Total Current Liabilities** | **13,957** |
| | |
| **Non-Current Liabilities** | |
| Loans Payable | 15,500 |
| Shareholder Loans | 53,974 |
| **Total Non-Current Liabilities** | **69,474** |
| | |
| **TOTAL LIABILITIES** | **83,431** |
| | |
| **SHAREHOLDERS' EQUITY** | |
| **Common Stock** | |
| 100,000,000 sh. Auth. at $0.00004 par value | |
| 52,708,333 Issued & Outstanding | 2,108 |
| Subscription Receivable | (265) |
| **Additional Paid In Capital - SAFEs** | 63,000 |
| **Net Income (Loss)** | (145,894) |
| **Retained Earnings (Deficit)** | - |
| | |
| **TOTAL SHAREHOLDERS' (DEFICIT)** | **$ (81,051)** |

*The accompanying notes are an integral part of these financial statements.*

**KinectAir, Inc.**
**INCOME STATEMENT**
**April 29, 2019 - December 31, 2019**

| | | |
|---|---|---|
| **INCOME** | | |
| Sales | $ | 3,080 |
| Cost of Services | | 1,248 |
| **GROSS PROFIT** | | 1,832 |
| **EXPENSE** | | |
| Advertising & Marketing | | 20,735 |
| Bank Charges & Fees | | 196 |
| Business Meals | | 607 |
| Contractors | | 8,400 |
| Flight Expense | | 13,859 |
| Insurance | | 690 |
| Interest Expense | | 89 |
| Office Supplies & Software | | 7,397 |
| Other Business Expense | | 64 |
| Payroll Expense | | 61,033 |
| Postage | | 7 |
| Professional Fees | | 50 |
| Rent & Lease | | 9,850 |
| Taxes & Licenses | | 743 |
| Training Expense | | 20,748 |
| Travel Expense | | 2,938 |
| Utilities | | 1,145 |
| **Total Expenses** | | 148,551 |
| **Operating Income** | | (146,719) |
| Other Income | | 825 |
| **Total Other Income** | | 825 |
| **Net Income** | $ | (145,894) |

*The accompanying notes are an integral part of these financial statements.*

# KinectAir, Inc.
# STATEMENT OF STOCKHOLDERS' DEFICIT
## December 31, 2019

| | Common Stock | | Additional Paid-in Capital | Accumulated Deficit | Subscription Receivable | Stockholders' Deficit |
|---|---|---|---|---|---|---|
| | Shares | Amount | | | | |
| **Balance at April 29, 2019** | - | - | - | - | - | - |
| Issuance of Common Stock | 59,125,000 | 2,365 | - | - | - | 2,365 |
| Stock Repurchase | (6,416,667) | (257) | - | - | - | (257) |
| Subscription Receivable | - | - | - | - | (265) | (265) |
| SAFE Agreement Proceeds | - | - | 63,000 | - | - | 63,000 |
| Net Loss | - | - | - | (145,894) | - | (145,894) |
| **Balance at Dec 31, 2019** | **52,708,333** | **$ 2,108** | **$ 63,000** | **$ (145,894)** | **$ (265)** | **$ (81,051)** |

*The accompanying notes are an integral part of these financial statements.*

**KinectAir, Inc.**
**STATEMENT OF CASH FLOWS**
**Year Ended December 31, 2019**

| OPERATING CASH FLOW | 2019 |
|---|---|
| **Operating Cash Flow** | |
| Net Income | $ (145,894) |
| Plus: Depreciation & Amortization | - |
| Less: Changes in Working Capital | (12,557) |
| **Cash from Operations** | **(133,337)** |

| INVESTING CASH FLOW | |
|---|---|
| **Investing Cash Flow** | |
| Investments in PP&E | - |
| **Cash from Investing** | **-** |

| FINANCING CASH FLOW | |
|---|---|
| **Financing Cash Flow** | |
| Issue (Repay) Debt | 69,474 |
| Issue (Repay) Equity | 1,843 |
| Issue (Repay) APIC - SAFEs | 63,000 |
| | **134,317** |
| | |
| **Net Increase (Decrease) Cash** | 980 |
| Opening Cash Balance | - |
| **Closing Cash Balance** | **$ 980** |

*The accompanying notes are an integral part of these financial statements.*

## Note 1: Organization and Nature of Operations

### Nature of Business and Management's Plans

KinectAir, Inc. ("KinectAir") was formed as a Delaware Corporation on April 29, 2019 ("Inception"), under the laws of the state of Delaware. KinectAir is headquartered in Vancouver, Washington. KinectAir's primary business activity is short-range, on-demand flight services, using proprietary software to connect airplane owners, pilots, and leased airplanes.

KinectAir plans to continue to grow its offerings of available flights, is developing routes based on an on-demand node system, and is growing operations to short-range flights in Europe.

## Note 2: Summary of Significant Accounting Policies

### Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

### Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

### Cash and Cash Equivalents

KinectAir considers all highly liquid securities with an original maturity of less than three months to be cash equivalents.

### Security Deposits

Security deposits consist of cash on deposit with office leasing agent. Per management, it is uncertain that the current one-year lease will be renewed. Accordingly, security deposit is listed as a current asset.

### Capital Contribution Receivable

KinectAir records stock issuance at the effective date. If the contribution is not funded upon issuance, KinectAir records a Capital Contribution Receivable as an asset on the balance sheet. When contributed capital receivables are not received prior to the issuance of the financial statements at a reporting date in satisfaction of the requirements under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 505-10-45-2, the Contributed Capital Receivable is reclassified as Subscription Receivable, a contra account to Common Stock on the balance sheet.

### Accounting Method

KinectAir's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred.

### Revenue Recognition

KinectAir recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) the products or services have been delivered; (3) the prices are fixed and determinable and not subject to refund or adjustment; and (4) collection of the amounts due are reasonably assured.

### Cost of Services

Cost of services consists of flight leases and direct operating costs, including fuel and pilot costs.

### Advertising & Marketing

Advertising and marketing expenses are recorded when they are incurred.

### Income Taxes

KinectAir is subject to tax filing requirements in the federal jurisdiction of the United States. KinectAir anticipates a net operating loss in 2019. Due to management's uncertainty as to the valuation or timing of benefits associated with the loss, no amount has been recognized in the statements to account for it. The net operating loss carryforward associated with 2019 will expire if unused after tax-year 2039. KinectAir's 2019 federal tax filing will be subject to inspection by the Internal Revenue Service until 2023. KinectAir is subject to Franchise tax requirements in the State of Delaware.

## Note 3: Related Party Transactions

In December 2019, KinectAir created promissory notes with KinectAir officers' and a separate entity controlled by an officer. Principal payments on the note will not occur until KinectAir achieves liquidity. Interest is compounded and accrued annually at the lowest rate allowed under the Internal Revenue Code.

## Note 4: Restricted Common Stock

In 2019, KinectAir issued 58,125,000 shares of restricted common stock to employee co-founders and certain non-employee consultants, pursuant to standalone restricted stock purchase agreements ("RSPAs"). Per the RSPAs, the shares of restricted stock carried a purchase price of $0.00004. Cash proceeds were received equivalent to the number of shares purchased by the RSPAs. Capital contributions pursuant to the RSPAs not received prior to the issuance of the financial statements are classified as Subscription Receivable on the balance sheet. See Note 2.

Under the terms of the RSPAs, KinectAir has a repurchase option whereby it has the right to repurchase any unvested shares upon termination at a price per share equal to the lower of $0.00004 or the fair market value per share as of the date of repurchase. The shares of restricted common stock issued to both KinectAir's co-founders and non-employee consultants vest ratably over a period of 36 months, as determined by the acceptance and grant date of the RSPAs.

As of December 31, 2019, KinectAir repurchased 6,416,666 shares of non-vested restricted stock at a price of $0.00004 per share.

The following table summarizes the restricted stock activity during the year ended December 31, 2019.

| | Number of Shares | Grant Date Value |
|---|---|---|
| Unvested at April 29, 2019 | - | - |
| Granted | 58,125,000 | $0.00004 |
| Vested | (8,472,222) | $0.00004 |
| Repurchased | (6,416,666) | $0.00004 |
| Unvested at December 31, 2019 | 43,236,112 | $0.00004 |

## Note 5: Simple Agreement for Future Equity

In December 2019, KinectAir entered into several Simple Agreement for Future Equity ("SAFEs") with employee co-founders and certain non-employee consultants ("Investors"), and received total cash and services proceeds of $63,000 ("Purchase Amount"), which are reflected within stockholders' equity in the accompanying balance sheet. The SAFEs have no maturity date and bear no interest.

In consideration, KinectAir granted to the Investors the right to certain shares of KinectAir's capital stock, subject to the terms defined by the SAFEs, which are summarized as follows:

### Equity Financing

If there is an equity financing event where KinectAir sells equity securities before the termination of the SAFEs, the SAFEs will convert to Standard Preferred Stock in this transaction equal to the Purchase Amount divided by either the lowest price per share of the Standard Preferred Stock, or the lowest price per share of the Standard Preferred Stock discounted 20%, based on specific terms of the converting SAFEs.

### Liquidity Event / Dissolution Event / Liquidity Priority

If a liquidity event occurs before the termination of the SAFEs, Investors will be entitled to a portion of proceeds equal to the greater of the Purchase Amount ("Cash-Out Amount") or the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price ("Conversion Amount"). If a Dissolution event occurs before the termination of the SAFEs, Investors will be entitled to receive a portion of the proceeds equal to the Cash-Out Amount. In a Liquidity or Dissolution event, SAFEs will operate like standard non-participating Preferred Stock.

## Note 6: Subsequent Events

In 2020, during the period ending on the issue date of this report, KinectAir issued 34,258,000 shares of restricted common stock to employee co-founders and certain non-employee consultants, pursuant to standalone restricted stock purchase agreements ("RSPAs"). KinectAir is in process on issuing an additional 36,600,000 shares of restricted common stock, pursuant to standalone RSPAs, pending board approval.